K E N N E T H I. D E N O S, P. C.

                                                    10757 SOUTH RIVER FRONT PKWY
                                                                       SUITE 125
                                                        SOUTH JORDAN, UTAH 84095
                                                                  (801) 816-2536
                                                             FAX: (801) 816-2599
                                                            JTHOMAS@DENOSLAW.COM

                                February 23, 2007

VIA FEDERAL EXPRESS
Mr. John L. Krug
Mr. Jeffrey Riedler
U.S. SECURITIES AND EXCHANGE COMMISSION
Division of Corporate Finance
100 F Street, NE, Mail Stop 6010
Washington, D.C. 20549
Telephone (202) 551-3862
Facsimile (202) 772-9217

          Re:  Cancer  Therapeutics,  Inc.
               Registration  Statement on Form 10SB
               File No. 0-52473

Dear Messrs. Krug and Riedler:

     This firm serves as counsel to Cancer Therapeutics, Inc. in connection with its submission of a registration statement with the Securities and Exchange Commission on Form 10 SB12G. We acknowledge receipt of your comments to our initial filing on February 23, 2007. We thank you for your input and this letter is intended to respond accordingly. Each paragraph number of this letter corresponds to your comments to us dated February 23, 2007, and we have attached two redlined copies and one clean copy, each such copy bound, of our amended registration statement on Form SB-2 for your timely review and comment as appropriate. We note to you that references to page numbers in the registration statement will be with respect to the redlined copies.

GENERAL
-------

1. COMMENT. Pursuant to section 12(g)(1) of the Exchange Act, your registration statement will automatically become effective 60 days after it was filed. If we are not finished with the review by that time, you should withdraw the registration statement and refile it to delay its effectiveness.

RESPONSE: Thank for your assistance with the process of arriving at an effective date.


SIGNATURES TO FORM 10-SB
------------------------

2. COMMENT. The signature block currently refers to Secure Netwerks, Inc. Please revise to indicate the filing is signed on behalf of the registrant, Cancer Therapeutics, Inc.

RESPONSE: We have corrected this error on the signature page to reflect the proper name, Cancer Therapeutics, Inc.

Please call me with any questions at (801) 816-2536 with any questions.

                                          Very truly yours,


                                          /s/ John D. Thomas
                                          -----------------------
                                          John D. Thomas


cc:   Robert Oldham, M.D.
      Michael Low
      Chene Gardner